September 22, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-289700

Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to additional comments that the staff of the Securities and Exchange Commission (the “SEC”) made by telephone on September 17, 2025 in connection with the Trust’s responses filed September 17, 2025 to the staff’s comments (the “Prior Response Letter”) with respect to the registration statement on Form N-14 (the “Registration Statement”) related to the registration of shares of John Hancock Fundamental Large Cap Core Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock ESG Large Cap Core Fund, also a series of the Trust (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on August 18, 2025, accession no. 0001193125-25-182756.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

Comment 1 — With respect to the response to Comment 1 from the Prior Response Letter, please provide specific examples with respect to what liabilities may arise for the Target Fund under the Agreement and Plan of Reorganization.

Response to Comment 1 — The Trust has reviewed the disclosure with respect to liabilities arising out of the Agreement and Plan of Reorganization and determined it is appropriate to remove such disclosure.

Comment 2 — With respect to the response to Comment 4 from the Prior Response Letter, please supplementally provide additional information with regard to the role of the transition manager and consider adding additional clarifying disclosure in the Form 497 filing.

Response to Comment 2 — The Trust supplementally notes that the transition manager will only be responsible for executing transactions in connection with the repositioning of the Target Fund’s portfolio in anticipation of the Reorganization. The transition manager will not be acting as an

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Securities and Exchange Commission September 22, 2025	Page 2

investment adviser with respect to the Target Fund and will have no investment discretion with respect to the Target Fund’s portfolio. The Trust has made the following clarifying edits to the disclosure related to the use of the transition manager:

While the Acquiring Fund and Target Fund have the same investment objective and similar principal investment strategies and all securities held by the Target Fund are consistent with the Acquiring Fund’s investment restrictions and can be held by the Acquiring Fund, prior to the Reorganization, the Target Fund is planning to sell approximately 79% of its investments in anticipation of the Reorganization and invest the proceeds of such sales due to the investment preferences of the Acquiring Fund’s portfolio management team. The Target Fund will use a transition manager to execute transactions in connection with repositioning the Target Fund’s portfolio in anticipation of the Reorganization. ~~assist in transitioning cash and portfolio securities in connection with the Reorganization.~~

The Trust, on behalf of the Fund, filed a definitive Proxy Statement that incorporated the above responses on September 18, 2025, accession no. 0001193125-25-207196. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

Cc: Mara Moldwin, Assistant Secretary of the Trust

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